Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2011

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

Headquartered in Edmonton, Alberta, Millar Western is a privately owned forest products company producing softwood (spruce, pine, fir, or SPF) lumber for sale into the North American and Asian residential and commercial construction markets, as well as softwood, hardwood and blended bleached chemi-thermo-mechanical pulp (BCTMP), which is sold internationally for use in various grades of paper and paperboard. The Company has lumber facilities operating in Whitecourt and Boyle, Alberta, and a third in Fox Creek, Alberta, that is currently under reconstruction; its pulp mill is located in Whitecourt.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company’s financial reporting has transitioned to be in accordance with International Financial Reporting Standards (“IFRS”). The first full year of reporting under IFRS will be 2011, with comparable periods in 2010, starting with the January 1, 2010, balance sheet, being restated. Principal impacts on the Company’s balance sheet and net income have been previously identified in the Company’s filings. In addition, certain revenue and cost items have been reclassified, which affect the calculation of earnings before interest, taxes, depreciation and amortization (“EBITDA”). The transition and reconciliation to previously released results are explained in notes 2 and 3 accompanying the financial statements. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with U.S. GAAP.

EBITDA is referenced throughout this document, since the Company believes it is a useful indicator of cash generation before debt servicing and appropriate income taxation provisions for the Company and its individual segments. EBITDA is not a generally accepted measure, nor does it have a standardized meaning prescribed under IFRS. The Company defines EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes gains or losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with the realized portion of such income or expense being included in EBITDA and the unrealized portion being included in the determination of operating earnings. The Company cautions against the use of EBITDA as a comparative tool, as its definition among industry participants may differ.

The information in this MD&A is as of November 1, 2011, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and nine months ended September 30, 2011, and comparable periods.

IFRS Statements	Three months ended			Nine months ended
	Sep. 30/11	Jun. 30/11	Sep. 30/10	Sep. 30/11	Sep. 30/10
	(in millions)			(in millions)

Statements of earnings data:
Revenue	$71.8	$71.8	$83.4	$213.4	$223.3
Cost of products sold	55.2	52.3	52.7	156.3	139.6
Freight and other distribution costs	12.4	11.9	14.0	36.3	36.5
Depreciation and amortization	2.8	2.8	2.8	8.4	8.3
General and administration	3.2	3.6	2.8	10.5	8.9
Profit sharing	(0.3)	0.4	0.4	0.3	1.4
Other (income) expenses	(10.7)	(12.1)	3.1	(25.5)	3.0
Operating earnings	$9.2	$12.9	$7.6	$27.1	$25.6
Exchange (loss) gain on long-term debt	(17.6)	0.8	6.8	(12.1)	4.2
Financing expenses - net	(4.3)	(4.3)	(4.5)	(12.2)	(13.6)
Refinancing expenses	0.0	(4.6)	0.0	(4.6)	0.0
(Loss) earnings before income taxes	$(12.7)	$4.8	$9.8	$(1.8)	$16.2
Income tax (expense) recovery	(0.4)	(1.3)	(1.6)	(2.7)	(3.6)
Net (loss) earnings	$(13.0)	$3.5	$8.2	$(4.5)	$12.6
Comprehensive (loss) income	$(13.0)	$3.5	$8.2	$(4.5)	$12.6

Other data:
Average exchange rate (US$/C$1.00)[1]	1.022	1.033	0.962	1.023	0.966
Period end exchange rate (US$/C$1.00)	0.954	1.037	0.972	0.954	0.972

While market and operating conditions in the third quarter of 2011 were, on many measures, similar to those of the previous quarter, the Company’s net earnings and comprehensive income declined sharply, reflecting both reduced hedging-program contributions and unrealized exchange-rate impacts. The markets for the Company’s lumber and pulp products were generally flat in terms of both demand and pricing, as prospects for a global economic recovery remained uncertain, particularly in relation to European sovereign-debt concerns. While the Company delivered a relatively strong quarter given the prevailing financial conditions, its near-term outlook anticipates deteriorating market fundamentals, especially for the pulp segment. In the face of oversupply arising from reduced demand, the Company expects benchmark pulp pricing to continue to come under pressure in the coming quarters. A weakening in the relative value of the Canadian dollar did not provide much price support in the third quarter, and ongoing exchange-rate volatility provides little expectation of a positive impact in the months ahead. Chinese demand remains key to the prospects of both pulp and lumber markets and, while likely to be volatile, is expected to provide some price support in the face of weakening demand elsewhere.

Quarter to quarter, Company revenue was unchanged on modest price and shipment differences, but costs rose due to the annual pulp mill maintenance shutdown and the impact of rising fuel costs on log deliveries and freight charges. Other income in the quarter included $4.0 million related to the Company’s lumber hedging activities and a $7.6 million settlement on the Fox Creek insurance claim. Resulting operating income, at $9.2 million for the quarter, was down from the $12.9 million recorded in the previous quarter. Year-to-date operating income of $27.1 million compared favourably to the same nine-month period of last year, with the insurance settlement and hedging contributions more than compensating for weaker pricing, shipments and exchange rates.

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period-end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Contrasted against previous quarters, financing expenses were higher due to the effect of the weakening Canadian dollar on US-dollar-denominated interest expense and to the higher interest rate resulting from the Company’s recent refinancing; however, these increases were offset by the capitalization of interest related to the reconstruction of the Company’s Fox Creek sawmill. Year-to-date comparisons were likewise favourable, as the stronger Canadian dollar, together with the capitalization of interest, more than overcame the higher interest rate on the newly issued bonds.

A drop in value of the Canadian dollar at the end of the quarter resulted in a significant, $17.6 million, non-cash loss associated with the conversion of the U.S.-dollar-denominated long-term debt in the period and year to date.

As a result of these factors, the Company posted a net loss of $13.0 million in the quarter, after provision for an income tax expense. This compared to a net income of $3.5 million in the previous quarter and $8.2 million in the same period last year. Year-to-date results showed a net loss of $4.5 million in 2011 against a net income of $12.6 million in the first nine months in 2010. In view of its financial performance in the quarter, the Company reversed earlier profit-share provisions.

	Three months ended			Nine months ended
	Sep. 30/11	Jun. 30/11	Sep. 30/10	Sep. 30/11	Sep. 30/10
	(in millions)			(in millions)
Adjusted EBITDA data:
Net (loss) earnings, as reported	$(13.0)	$3.5	$8.2	$(4.5)	$12.6
Add/(subtract)
Income tax expense	0.4	1.3	1.6	2.7	3.6
Exchange (gain)/loss on long-term debt	17.6	(0.8)	(6.8)	12.1	(4.2)
Financing expense	4.3	4.3	4.5	12.2	13.6
Refinancing expense	0.0	4.6	0.0	4.6	0.0
Operating earnings, as reported	$9.2	$12.9	$7.6	$27.1	$25.6
Depreciation & amortization	2.8	2.8	2.8	8.4	8.3
Unrealized portion of other expense	1.5	(2.5)	2.1	(5.3)	0.7
EBITDA, as reported	$13.5	$13.2	$12.5	$30.2	$34.5
Negative (positive) impact of inventory valuat	0.8	1.1	(1.8)	1.8	(2.4)
Adjusted EBITDA	$14.3	$14.3	$10.7	$32.0	$32.1

The Company’s EBITDA of $13.5 million in the quarter included a $0.8 million non-cash inventory valuation reduction that, when added back, resulted in an adjusted (cash) EBITDA of $14.3 million, matching the $14.3 million recorded in the previous quarter and up from $10.7 million in the same period last year. These non-cash inventory valuation adjustments reflect the lower of the cost to produce and the net realizable value of both finished product and log inventories. To arrive at the valuation adjustment, the Company forecasts the expected timing of sales related to both inventories, which in the case of logs can be a considerable period into the future, given the length of time logs may be held prior to conversion into saleable product. Using independent estimates of pricing in the future periods, the net realizable value is approximated and compared to known costs. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis. Since they do not represent a current cash impact, the Company calculates an adjusted (cash) EBITDA to reflect actual cash operating performance. The impact of inventory valuation changes is clearly evident in year-to-date values: whereas reported EBITDA showed a year-over-year decline of $4.3 million, adjusted EBITDA was consistent in both periods.

Lumber

	Three months ended			Nine months ended
	Sep. 30/11	Jun. 30/11	Sep. 30/10	Sep. 30/11	Sep. 30/10

Production-SPF-mmfbm	96.6	89.2	98.6	274.0	283.8
Shipments -SPF-mmfbm	108.2	108.8	116.8	312.0	318.2
Benchmark price -SPF#2&Better-US$ per mfbm	$246	$243	$223	$262	$251

Revenue - millions	$26.9	$27.6	$29.8	$80.6	$86.8
Cost of products sold - millions	29.6	27.1	29.3	82.2	80.0
Inventory valuation adjustments - millions	0.8	1.1	(1.8)	1.8	(2.4)
Other realized (gains)/losses - millions	(4.6)	(10.1)	(2.4)	(14.2)	(6.4)
EBITDA - millions	$1.0	$9.4	$4.7	$10.8	$15.6
EBITDA margin - %	4%	34%	16%	13%	18%

Other unrealized (gains)/losses - millions	2.0	(1.9)	3.6	(3.9)	0.2
Depreciation & amortization - millions	1.0	1.0	1.0	3.0	3.0
Operating (loss) earnings - millions	$(2.0)	$10.4	$0.1	$11.7	$12.5

Capital expenditures - millions	$14.4	$11.3	$7.4	$37.5	$11.1

The softwood lumber market improved modestly in the quarter, though it experienced considerable volatility from month to month. Before a short-lived surge in late September, Chinese buying activity was relatively weak for much of the quarter and generated no material upward pressure on prices. The North American market did not provide compensating demand and is not expected to show positive change until there is a substantive improvement in economic outlook and employment levels in the United States. Average benchmark pricing improved $3 per thousand board foot measure (mfbm), or 1.2%, compared to the previous quarter. Though prices were $23/mfbm, or 10%, higher than the same quarter last year, much of the benefit was lost to the more than 6% appreciation of the Canadian dollar over the same period of time. Heading into the slowest sales period of the year, it is expected that pricing will stay flat or weaken through the next quarter.

Quarter over quarter, the Company’s sales realizations fell slightly, by $5/mfbm, or 2.1%, as the benefit of a modest weakening of the Canadian dollar was outweighed by a higher-than-usual volume of sales of lower-value products to China. This grade imbalance is expected to be reversed in the coming quarter. Shipments were consistent with the previous quarter, though off substantially from the same quarter last year, which had benefited from a surge in market activity driven in part by new Chinese demand and coinciding with a recovery in trucking availability that helped clear a shipment backlog. Transportation remains an issue: while the Company has been successful in utilizing a variety of transportation modes in order to manage periodic truck or rail-car shortages and ensure a steady movement of goods, it has incurred some increased costs in doing so.

The Company’s lumber output improved over the previous quarter, as the sawmills worked diligently to address rough- and dressed-inventory imbalances similar to those seen in the same period last year. Production in the quarter was 96.6 million board feet (mmfbm), up 8.3% over the previous quarter but down 2.1% from the same period last year. Year-to-date output was 274 mmfbm, down slightly from 2010. The Company expects production and shipments from the Whitecourt and Boyle mills to continue at roughly current levels for the foreseeable future; the new Fox Creek facility is expected to contribute significant volumes starting in the first quarter of 2012.

Segment revenue of $26.9 million for the quarter was down slightly from the $27.6 million recorded in the previous quarter, as steady shipments were more than offset by weaker per-unit sales realizations. Unfavourable year-over-year comparisons for both the three- and nine-month periods reflected lower per-unit sales realizations and shipment volumes.

The lumber segment’s cost of products sold in the period was higher than in comparable periods, in part due to the impact of higher energy prices on log delivery and finished-product-freight costs. The quarter also saw a further $0.8 million inventory write-down on finished-product and log inventories. The Company’s operations continued to work diligently on cost management, with a view to mitigating the impact of increased energy and other input costs.

The segment continued to benefit from hedging positions placed on the Chicago Mercantile Exchange (CME) earlier in the year. Having realized nearly $10.0 million in the previous quarter, the Company earned $4.0 million from its hedging program in the current period and maintained a modest position going into the final quarter of the year. The Company recognizes the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; its hedging activities are limited to its capacity for physical consumption or production of goods, and are not entered into for speculative purposes.

The lumber segment generated $1.0 million in EBITDA, which included a $0.8 million non-cash inventory write-down associated with the poor price outlook at the end of the quarter. This was substantially lower than EBITDA of $9.4 million recorded in the previous quarter, which had also recorded a negative inventory valuation adjustment, of $1.1 million, but had benefitted from the previously mentioned hedging gains. Year-to-date EBITDA of $10.8 million was below the $15.6 million generated in the same period last year, as stronger pricing in the current period was more than offset by higher costs and lower production and shipments.

Capital expenditures in the segment continued to be dominated by the Fox Creek sawmill reconstruction. During the period, the Company directed $13.5 million to this project, as well as a further $0.9 million to its Whitecourt and Boyle lumber facilities for maintenance-of-business items. The Company expects to allocate another $5.0 to $7.0 million to finish the Fox Creek project, which remains on schedule, with start-up expected to commence late in the fourth quarter and commercial production in the new year. The Company is anticipating an aggressive start-up curve that would see output climbing towards 75% of design capacity through the first quarter and reaching full capacity, of 117 mmfbm per year, in the second half of 2012. Once operating at capacity, the Fox Creek facility will be among the lowest-cost sawmills in North America and, based on a consensus price forecast, will be accretive to the segment’s EBITDA.

Pulp

	Three months ended			Nine months ended
	Sep. 30/11	Jun. 30/11	Sep. 30/10	Sep. 30/11	Sep. 30/10

Production-thousands of tonnes	77.3	81.6	78.0	237.6	221.6
Shipments -thousands of tonnes	77.4	76.6	80.5	228.7	206.1
Benchmark price -NBSK, US$ per tonne	$993	$1,025	$1,000	$996	$958
Benchmark price -BEK, US$ per tonne	$790	$860	$887	$833	$843

Revenue - millions	$44.9	$44.1	$53.5	$132.5	$136.3
Cost of products sold - millions	37.1	36.0	39.2	108.6	98.6
Other realized (gains)/losses - millions	(0.0)	0.5	3.4	1.6	8.7
EBITDA - millions	$7.8	$7.7	$10.9	$22.3	$29.0
EBITDA margin - %	17%	17%	20%	17%	21%

Other unrealized (gains)/losses - millions	(0.5)	(0.5)	(1.5)	(1.4)	0.5
Depreciation & amortization - millions	1.8	1.8	1.7	5.3	5.2
Operating earnings - millions	$6.5	$6.5	$10.6	$18.4	$23.3

Capital expenditures - millions	$0.4	$0.5	$1.0	$1.2	$1.4

The positive momentum seen in global pulp markets during the first half of the year began to weaken during the quarter in response to overall economic uncertainty. Market-pulp demand moderated, resulting in price erosion of benchmark grades NBSK (-3.1%) and BEK (-8.1%) and this negative trend is expected to continue for the next few quarters before an anticipated recovery in the latter half of next year. The BCTMP sector is not immune to general market forces but has thus far largely resisted price decreases, as evident in the Company’s steady sales realizations quarter over quarter. As has been noted in previous quarters, the BCTMP market had, over the past year, disengaged from its historic pricing relationships with benchmark grades, due in part to the influence of new capacity in China. However, the unusually wide gap between BCTMP and benchmark grades has started to close, with the decline seen in benchmark pricing not reflected to the same degree in BCTMP pricing.

After accounting for a modest, 1.1% decline in relative value of the Canadian dollar, per-unit sales realizations were essentially flat compared to the previous quarter. Despite some inter-market movement with regard to sales nets realized in different regions, this marked the third consecutive quarter of essentially stable net pricing. Year-over-year and year-to-date comparisons of per-unit realizations both showed declines of more than 12%, however, reflecting the previously explained weakness in BCTMP pricing associated with new supply in China late last year. Revenue for the segment was up on slightly higher shipments of 77.4 thousand tonnes, compared to 76.6 thousand tonnes in the previous quarter. Revenue was significantly lower than in the same period last year, though, on both lower pricing and shipments. Year-to-date comparisons showed similar results, with stronger shipments in 2011 offset by the lower per-unit sales nets.

Production of 77.3 thousand tonnes was consistent with the same period last year but failed to match the 81.6 thousand tonnes of the previous quarter. This reflected the impact of the mill’s annual maintenance shutdown, which masked productivity levels that otherwise remained on par with the record-setting second quarter. Year-to-date production of 237.6 thousand tonnes was an improvement over the output of 221.6 thousand tonnes in 2010 and a further indication of the mill’s strong performance this year.

Inventories were consistent with the previous quarter, in which volumes had been raised to facilitate a market-rebalancing effort that saw the Company increase its proportion of sales to Europe. Shipments during the quarter would have exceeded production, and thus reduced inventories, if not for the timing of certain vessel departures, which deferred sales to the subsequent quarter. If demand remains steady, the Company would expect to complete these sales and modestly lower its product inventories going into the year end.

Pulp segment cost of products sold was slightly higher than the previous quarter, as costs related to the annual maintenance shutdown offset per-unit cost decreases associated with increased output and improved productivity. Year-to-date pulp costs were $10 million dollars higher than in the first nine months of 2010, but that difference was entirely due to higher output, as per-unit costs remained steady.

The pulp segment generated $7.8 million in EBITDA, which was comparable to the $7.7 million generated in the second quarter this year. Year-to-date EBITDA of $22.3 million was below the $29.0 million generated in the same period last year, when stronger pricing more than offset higher costs and lower production and shipments.

Capital expenditures of $0.4 million for the quarter and $1.2 million for the year to date were similar to comparable periods and related entirely to maintenance-of-business activities.

Last quarter, the Company advised that it had received conditional approval for $17.5 million in grant funding under the Province of Alberta’s ecoTrust program for a proposed Bioenergy Effluent Project at its pulp mill, which would involve the installation of new technology to convert organic material in mill wastewater to bioenergy, to displace purchased energy and reduce related costs. The Company continued to advance the project in the third quarter, making good progress on regulatory requirements and grant reviews. Still subject to final Company and regulatory approval, as well as to completion of government funding agreements, the project, if it proceeds, will take about two years and cost approximately $35 million to complete.

Corporate and Other

	Three months ended			Nine months ended
	Sep. 30/11	Jun. 30/11	Sep. 30/10	Sep. 30/11	Sep. 30/10
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.3	$0.2
Cost of products sold	3.0	4.0	3.2	10.8	10.3
Other realized (gains)/losses	(7.6)	0.0	0.0	(7.6)	0.0
EBITDA - millions	$4.7	$(3.9)	$(3.1)	$(2.9)	$(10.1)
EBITDA margin - %
Depreciation & amortization	0.0	0.0	0.0	0.1	0.1
Operating earnings (loss)	$4.7	$(3.9)	$(3.1)	$(3.0)	$(10.2)

Capital expenditures	$0.0	$0.1	$0.0	$0.2	$0.1

The Company’s corporate and other segment recorded positive EBITDA of $4.7 million, which included $7.6 million related to the final settlement of the Fox Creek insurance claim. Without this amount, the Company’s corporate and other segment would have posted a more normal EBITDA, of negative $2.9 million, in the third quarter. This would be consistent with the $3.1 million EBITDA loss in the same quarter last year but materially lower than the $3.9 million loss recorded in the previous quarter, which had included higher-than-normal professional and consulting fees. While previous 2011 quarterly results included provisions for profit sharing, actual payment will depend upon the Company’s financial performance through the balance of the year. The Company expects corporate and other expenses, not including profit-share provisions or the insurance settlement, to continue at current rates for the balance of the year and into the next year.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 26.5% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Nine months ended
	Sep. 30/11	Jun. 30/11	Sep. 30/10	Sep. 30/11	Sep. 30/10
	(in millions)			(in millions)
Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$14.0	$19.0	$10.0	$36.8	$35.0

Change in non-cash working capital	1.3	9.2	0.9	(2.0)	(11.9)

Investing activities:
Additions to property plant and equipment	(14.8)	(11.9)	(8.5)	(38.9)	(12.6)
Changes in working capital for investing activities	2.6	(1.4)	2.4	4.7	2.4
Other	0.8	2.2	(0.0)	3.1	0.3

Financing activities:
Increase in borrowings	0.0	201.3	0.0	201.3	0.0
Repayment of borrowings	(0.2)	(189.2)	(0.2)	(189.7)	(0.6)
Finance expenses paid	(9.2)	(8.8)	(0.4)	(18.6)	(8.9)
Deferred financing expenses	0.0	(5.0)	0.0	(5.0)	0.0
Dividend	(0.8)	(0.8)	0.0	(1.5)	0.0

Increase (decrease) in cash	$(6.2)	$14.7	$4.2	$(9.8)	$3.6

Opening Cash	$41.5	$26.8	$60.6	$45.1	$61.2
Closing Cash	$35.3	$41.5	$64.8	$35.3	$64.8

The Company ended the quarter with $35.3 million in cash, down from the $41.5 million recorded in the previous period, as cash contributions from operating activities and the seasonal reduction in working capital were insufficient to compensate for investments related to the Fox Creek sawmill construction and normal financing activities. Although expenditures related to the Fox Creek project will be winding down in the coming quarter, the use of cash will continue in the coming two quarters, as the Company heads into its seasonal working-capital build related to the harvesting and delivery of much of its log inventory.

The $1.3 million sourced from changes in non-cash working capital included an increase in accounts receivable related to the anticipated Fox Creek insurance settlement. Without this accrual, changes in working capital would have provided $11.1 million, largely reflecting the continued seasonal reduction in log inventories, which amounted to $10.6 million in the period. This change was offset, in part, by modest increases in finished product inventories and a build-up in operating supplies related to the future operation of the Fox Creek sawmill. As well as the $7.6 million insurance settlement, the quarter’s $12.0 million increase in accounts receivable included a $4.4 million rise in trade receivables, reversing the drop in the previous period and bringing the balance back in line with long-term norms. Accounts payable decreased $6.7 million, most significantly on the payment of $8.7 million in interest, due October 1, 2011, on the Company’s corporate bonds. These funds were transferred out of the Company’s accounts before the quarter end, to ensure prompt payment on the first day of the subsequent period. Such transfers, the result of the Company’s long-term debt refinancing on April 1, 2011, will now take place at the end of the first and third quarters of every year, for the remaining term of the bond issue.

In line with expectations, capital expenditures of $14.8 million were dominated by the $13.5 million in payments associated with the Fox Creek project. The Company anticipates expending a further $5.0 to $7.0 million in the fourth quarter to complete the Fox Creek rebuild and address maintenance-of-business requirements at the other sites.

As previously reported, on April 1, 2011, the Company concluded a refinancing of its long-term debt, replacing its existing US$190 million in senior notes, due November 2013, with a new issue of US$210 million in notes, due April 2021, and bearing interest at 8.5% . This transaction resulted in a write-off of unamortized financing expenses related to the previous bond issue, a call premium on early redemption and the payment of accrued interest totalling $8.8 million. The refinancing expenditure of $5.0 million will be amortized into earnings over the life of the new bonds. When the Company entered the bond market during the first quarter, it had sought to sell US$200 million in notes; the additional bonds sold will provide financial flexibility as the Company pursues investments in high-return projects, including opportunities that have been identified in the area of bioenergy.

The Company’s cash finance expenses for the quarter, of $9.2 million, were negatively affected by the weakness of the Canadian dollar at the end of the period when U.S.-dollar-denominated interest payments were made. The cash finance expenses in the previous quarter related to the payment of accrued interest at the time of refinancing; the $18.6 million recorded in the year to date was thus significantly higher than the $8.9 million posted for the same period last year.

The Company declared a dividend of $750 thousand during the quarter, which was paid in cash to its parent company. This activity does not represent the establishment of a defined dividend policy, and the declaration of any future dividends will be made with consideration of the Company’s financial position and outlook.

At the end of the quarter, $50.0 million was available under the Company’s revolving-credit facility, of which $3.4 million was committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.